2018 Balance Sheet

BIG BEAR CAFE

12/31/2018

	Dec 31, 18			Dec 31, 18
ASSETS			**LIABILITIES & EQUITY**	
Current Assets			**LIABILITIES**	
Checking/Savings/Cash	53,347		Current Liabilities	
			Accounts Payable	13,460
Other Current Assets			Long Term Debt	87,542
Sales Receivable	4,263		Credit Card	0
Total Other Current Assets	4,263		**TOTAL LIABILITIES**	**101,002**
Total Current Assets	57,610			
Fixed Assets			**EQUITY**	
Accumulated Depreciation	-328,412		Owner's Equity	51,702
Equipment, Supplies (5yr depr.)	62,943		**TOTAL EQUITY**	**51,702**
Equipment, Furniture (7yr depr.)	153,608			
Improvements (15yr depr.)	105,248			
Improvements (39yr depr.)	101,707			
Total Fixed Assets	95,094			
TOTAL ASSETS	**152,704**		**TOTAL LIABILITIES & EQUIT**	**152,704**